58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

March 15, 2024

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.
Amendment No.2 to Draft Registration Statement on Form F-1
Confidentially Submitted on February 16, 2024
CIK No. 0001995520

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 1, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 16, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

Licensed foreign lawyers only

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Securities and Exchange Commission March 15, 2024 Page 2	CONFIDENTIAL

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Conventions that Apply to This Prospectus, page 14

1.

We note your response to our prior comment 3 and reissue. Since you have a subsidiary located in Hong Kong, it appears it could be subject to the laws and regulations of Hong Kong regardless of whether it has operations or serves an intermediate holding function. As such, to the extent any mainland China laws and regulations are not applicable to this subsidiary, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. Alternatively, clarify that the “legal and operational” risks associated with operating in China also apply to subsidiaries in Hong Kong.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 14, 15, 67 and 70 of the Revised Draft Registration Statement.

2.

We note your response to our prior comment 4 and reissue. We note your proposed disclosure that “we,” “us,” “our company,” “our” or “Yuanbao” refers to Yuanbao Inc. and its subsidiaries, and, “also includes the VIE and its respective subsidiaries.” Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

In response to the Staff’s comment, the Company has added the conventions of “Affiliated Entities” and “PRC Operating Entities” and has revised throughout the Revised Draft Registration Statement to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

Division of Corporation Finance Securities and Exchange Commission March 15, 2024 Page 3	CONFIDENTIAL

We will be a “controlled company” as defined under the [NYSE/Nasdaq] corporate governance rules, page 79

3.

We note your response to prior comment 5. Please revise your disclosure here, in the prospectus summary, and wherever appropriate throughout, to clarify that Mr. Rui Fang’s voting power will increase from 40.4% to more than 50% as a result of your adopting a dual-class share structure and his holding the Class B shares upon the completion of this offering.

In response to the Staff’s comment, the Company has added the requested disclosure on cover page and pages 9,13, 80 and 81 of the Revised Draft Registration Statement.

Overview, page 102

4.

We note your response to comments 6 and 10. Please provide us with your accounting analysis for each of the five steps under ASC 606 for revenue recognition for both the “insurance distribution services” and “other services” provided. Please address in your analysis, but do not limit it to, the bullet points below. Cite the specific authoritative literature considered in your response.

In response to the Staff’s comment, the Company has set forth the accounting analysis for each of the five steps under ASC 606 for revenue recognition for both the “insurance distribution services” and “other services” provided below:

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Step 1: Identify the contracts with customers

The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of VIE (collectively referred to as the ”Group”). The Group offers both insurance distribution services and other services to partnered insurance carriers. The first step in applying the revenue standard is to determine if a contract exists and whether that contract is with a customer. The relevant guidance is set out below:

•	ASC 606-10-25-1 on identifying the contract

•	ASC 606-10-25-9 on combination of contracts

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Insurance distribution services

Yuanbao Insurance Brokerage (Beijing) Co., Ltd. (“Yuanbao Insurance Brokerage”), which is the Group’s VIE subsidiary and an insurance distribution entity with an insurance intermediary license, distributes insurance products underwritten by partnered insurance carriers on its online insurance distribution platform. Shouxin Insurance Agency (Guangdong) Co., Ltd. is another VIE subsidiary of the Group with an insurance intermediary license. However, insurance distribution revenue generated by Shouxin Insurance Agency (Guangdong) Co., Ltd. is not material for all the periods presented.

The insurance distribution services provided by the Group’s insurance distribution entities to insurance carriers are governed by a written contract executed when it is signed by both an insurance distribution entity of the Group and an insurance carrier. Those insurance distribution contracts specify the contract term (generally 1 year and noncancellable without consensus by both parties), the insurance products to be distributed by the insurance distribution entity, commission rates for each insurance product, the pricing mechanism of commission fees which is determined as the commission rate times the premiums of the insurance product paid by the insurance consumers and payment term (generally 30 days). Certain insurance carriers pay commission based on insurance carriers’ own estimation of commission fee over premium collection term of the insurance policy. Contract liabilities are recognized when cash payments from those insurance carriers are received in advance of satisfying the Group’s performance obligations of insurance distribution service.

This type of arrangements with an insurance carrier is customary in the industry. Given the services required by the customer (insurance carrier) and consideration payable are specified by the terms of the contract between the customer (insurance carriers) and the service provider (insurance distribution entities of the Group) and collectability of contract consideration is probable, we concluded that insurance carriers are our customers under the insurance distribution contracts and those contracts with insurance carriers meet all of the criteria set forth in ASC 606-10-25-1 to be considered a contract.

Insurance distribution entities of the Group also enter into agreements with insurance consumers, including online user agreement, policy administration agreement and personal information protection agreement. Those agreements are customary business practices and mainly for the purpose of getting insurance

Division of Corporation Finance Securities and Exchange Commission March 15, 2024 Page 5	CONFIDENTIAL

consumers’ acknowledgement of the insurance distribution platform user protocol and for legal compliance purpose. None of these agreements contain pricing nor payment terms. Insurance distribution entities of the Group are not entitled to any consideration from insurance consumers for use of the platform under these agreements. Therefore, those arrangements with insurance consumers are not contracts under ASC 606-10-25-1.

Other services (system services)

Technology entities of the Group, mainly Yuanbao Kechuang (Beijing) Technology Co., Ltd. (WFOE, “Yuanbao Kechuang”) and Yuanbao Shuke (Beijing) Technology Co., Ltd. (VIE, “Yuanbao Shuke”), enter into system service contracts with partnered insurance carriers to provide precise marketing services or analytics services. These services contribute to the Group’s system service revenues by using multi-dimensional and personalized consumer behavior profiles and insights data. Such insights are generated through the Group’s full consumer service cycle engine which is connected to its insurance distribution platform. For example, when an insurance consumer clicks the link attached to the online promotion video posted by the Group on third-party user traffic channels’ designated online platforms, the insurance consumer is directed to the Group’s online portal. With the precise marketing services, once the consumer provides his/her profile information upon access, the Group will display insurance carriers’ corresponding products that best suit this insurance consumer based on retrieved consumer behavior insights data of similar consumer profiles. Insurance carriers can also request analytics services through the interface between the insurance carrier and the Group. Once requested, the Group responds automatically with a score that reflects how well the insurance carriers’ insurance product matches its targeting insurance consumer. Insurance carriers can then use the information at their own discretion such as to further optimize their insurance products. Each display of the insurance product upon occurrence of an effective click or each effective response to a request for consumer behavior insights represents fulfilment of the promise to provide consumer insights data in the full consumer service cycle engine.

The system services provided by the technology entities to insurance carriers are governed by a written contract executed when it is signed by both a technology entity of the Group and an insurance carrier. These system services specify the contract term (generally 1 year and noncancellable without consensus by both parties), unit price of each display of the insurance product upon effective click or each effective response to a request for consumer behavior insights, the pricing mechanism which is quantity (effective displays or effective responses) times unit price and payment terms (generally 30 days). Contract liabilities are recognized when cash payments from certain insurance carriers are received in advance of satisfying the Group’s performance obligations of system services.

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These types of arrangements with an insurance carrier are customary in the industry. Given the services required by the customer (insurance carrier) and consideration payable are specified by the terms of the contract between the customer (insurance carriers) and the service provider (technology entities of the Group) and collectability of contract consideration is probable, we concluded that insurance carriers are our customers under the system service contracts and those contracts with insurance carriers meet all of the criteria set forth in ASC 606-10-25-1 to be considered a contract.

Combining contracts

The Group offers both insurance distribution services and other services (system services) to partnered insurance carriers (customers). Insurance carriers may enter into insurance distribution service contracts and system service contracts with the Group at different times or at or near the same time. We determine whether to combine two or more contracts at contract inception under ASC 606-10-25-9.

Generally, the insurance distribution contracts and the system service contracts are negotiated separately and entered into at different times, and they contain multiple performance obligations (insurance distribution or effective display of the insurance product, etc.). The consideration to be paid in one contract does not depend on the price or performance of the other contract. Therefore, the contract combination criteria under ASC 606-10-25-9 are not met for those contracts.

Prior to 2023, certain system service contracts were priced as a percentage of premiums paid by insurance consumers. The pricing in these contracts was linked to the insurance distribution services because the Group had just begun providing such services. Those contracts were winding down in 2022 as the Group’s system service capability was increasing. The fees of those service contracts are not considered material in 2022 and 2023. The rest of the analysis is focusing on the system service contracts with terms and conditions as described in “Other services (system services)” section above.

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Step 2: Identify the performance obligations in the contract

The second step is to identify the performance obligations in the contract. The relevant guidance is set out below:

•	ASC 606-10-25-14 and 15 on identifying performance obligations
•	ASC 606-10-25-19 through 22 on distinct goods or services

Insurance distribution services

Under an insurance distribution contract, each distribution of insurance product (or insurance policy) is a single performance obligation. The insurance carrier (customer) benefits from each distribution of the insurance product (each sale of an insurance policy on the insurance distribution entity’s insurance distribution platform). The performance obligation of each insurance product distribution is fulfilled at a point in time when an insurance policy underwritten by the insurance carrier (customer) is signed by an insurance consumer on the insurance distribution platform of the insurance distribution entity.

Other services (system services)

Under a system service contract, each display of the insurance product upon effective click or each effective response to a request for consumer behavior insights is a single performance obligation under ASC 606-10-25-14. The Group evaluated the criteria in ASC 606-10-25-19 to assess whether the insurance distribution services and the system services are each distinct services.

The insurance carriers can benefit from the system service on its own. As discussed in “Other services (system services)” section of Step 1, the insurance carrier benefits from the precise marketing services provided when the insurance carrier’s products are displayed to an insurance consumer (as determined based on the Group’s consumer behavior profiles and insights data), even if the insurance consumer does not immediately purchase that product. The insurance carrier benefits from each effective response to their request of consumer behavior insights because the insurance carrier can utilize these insights at its discretion, such as to improve its insurance products. This is supported by the fact that the insurance carrier agrees to pay a separate fee for each display of its insurance product (upon occurrence of effective click) and each effective response to a request for consumer behavior insights, which is separate from the commission fee paid upon sale of an insurance product.

In addition, such system service is separately identifiable within the context of the system service contract. Insurance carriers do not have to enter into a contract for system services in order to utilize the insurance distribution services. Also these contracts are often signed at different times. The system services are provided by the technology entities of the Group (mainly Yuanbao Kechuang and Yuanbao Shuke) utilizing the consumer behavior insights data generated through the Group’s full consumer service cycle engine. The insurance distribution services are provided by the insurance distribution entities of the Group (mainly Yuanbao Insurance Brokerage) on its insurance distribution platform. Although the engine and the platform are connected, the connection is merely for information flow and sharing purpose. The system services are not integrated with the insurance distribution services, do not significantly modify the insurance distribution services and are not highly interdependent or highly interrelated with the insurance distribution services. The promise to provide consumer behavior insights data (priced based on quantity of effective displays or effective responses) is not dependent on sale of an insurance policy (insurance distribution).

Therefore, the insurance distribution services and other services (system services) are distinct services.

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Step 3: Determine the transaction price

The third step is to determine the transaction price. The relevant guidance is set out below:

•	ASC 606-10-32-2 through 4 on determining the transaction price
•	ASC 606-10-32-5 through 6 on assessing whether the transaction price includes variable consideration
•	ASC 606-10-32-10 on refund liabilities
•	ASC 606-10-32-11 through 12 on constraining estimates of variable consideration

Insurance distribution services

For insurance distribution services, the commission rate is specified in the contract and fixed during the contract term. The transaction consideration in the insurance distribution contracts with insurance carriers is variable under ASC 606-10-32-6 as the promised consideration is determined as a percentage of premiums paid by insurance policyholders which is contingent on the occurrence or nonoccurrence of a future event which is whether the insurance consumer pays the premium or not.

The term for the majority of insurance policies distributed by the Group on its platform is 12 months. Insurance consumers generally pay premiums monthly during the policy term. Those insurance policies are cancellable at any time during the policy term without penalty. No premium is to be paid subsequent to cancellation of an insurance policy. The transaction consideration that the Group may receive for providing insurance distribution may be zero, in the event that the insurance consumer does not pay any insurance premium after signing up an insurance policy; alternatively, the consideration received may be a percentage of the entire 12-month premium if the insurance consumer does not cancel during the 12-month policy term. The Group’s entitlement to the consideration of insurance distribution largely depends on premiums paid by the insurance consumer which is outside the entity’s control and varies from zero to the full 12-month premium. The Group started to provide insurance distribution services in late 2020 and therefore it has very limited history to estimate the insurance distribution commissions that the entity expects to be entitled to over premium collection term of the insurance policy. As such, the recognition of this variable consideration is constrained under ASC 606-10-32-11 and the variable consideration included in the transaction price is only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, which is when the premium is paid by the insurance consumer. Therefore, revenue is not recognized until a signed insurance policy is in place and the premium is paid by the insurance consumer. The Group will continue to monitor and evaluate whether the variable consideration is constrained.

Division of Corporation Finance Securities and Exchange Commission March 15, 2024 Page 9	CONFIDENTIAL

In addition, premiums paid by insurance consumers to insurance carriers in advance are refundable to insurance consumers. As such, the Group also refunds the corresponding commission fees to insurance carriers. The refund period of premium is generally less than 30 days. The Group recognizes a refund liability which represents the portion of consideration that the Group expects to refund to its customers (insurance carriers). As the refund period is generally less than 30 days, the Group is able to determine refund liability based on the actual refund occurred subsequent to the period end. As of December 31, 2022, the amount of refund liabilities is RMB1.3 million which is not considered material.

There is no significant financing component in these transactions as the payment term is generally 30 days and there is no payment in advance of satisfying the performance obligations for more than a year. There is no noncash consideration nor a consideration payable to a customer (insurance carrier).

Other services (system services)

For system services, the consideration of each performance obligation (e.g., each display or each effective response) is specified in the contract and fixed during the contract term. The quantity used to determine total consideration at the inception of the contract is the future occurrence of displays or effective responses.

There is no significant financing component in these transactions as the payment term is generally 30 days and there is no payment in advance of satisfying the performance obligations for more than a year. There is no noncash consideration nor a consideration payable to a customer (insurance carrier).

Step 4: Allocate the transaction price to the performance obligations in the contract

The fourth step in applying the revenue standard is to allocate the transaction price to the separate performance obligations in a contract. ASC 606-10-32-28 requires that an entity shall allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

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As discussed above, the commission rate for the distribution of an insurance product is consistent during the contract term. There is no need to allocate the total consideration to each performance obligation which is each sale of insurance product (or insurance policy). Similarly, the unit price of each system service (e.g. each display) is consistent during the contract term. There is no need to allocate the total consideration to each performance obligation which is each display or each effective response.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The fifth step in applying the revenue standard is to recognize revenue when (or as) the entity satisfies a performance obligation. The relevant guidance is set out below:

•	ASC 606-10-25-23 through 25 on satisfaction of performance obligations:
•	ASC 606-10-25-27 on performance obligations satisfied over time:
•	ASC 606-10-25-30 on performance obligations satisfied at a point in time:

Insurance distribution services

The performance obligation of insurance distribution services (each sale of an insurance policy on the insurance distribution entity’s insurance distribution platform) is fulfilled at a point in time when an insurance policy underwritten by the insurance carrier (or customer) is signed by an insurance consumer on the insurance distribution platform of the insurance distribution entity. As explained in Step 3, recognition of the variable consideration is constrained until and if the premium is collected from the insurance policy holders (insurance consumers). Therefore, the Group recognizes its insurance distribution revenue when a signed insurance policy is in place and the variable consideration is no longer constrained (i.e., when the premium is collected from the insurance policyholders). In 2021 and 2022, revenue recognized related to performance obligations satisfied in a prior period accounts for 0.1% and 5.1% of total revenue which is not considered material.

Other services (system services)

Each performance obligation of other services (system services) is fulfilled at a point in time when displays of the insurance products upon effective clicks or effective responses to requests for consumer behavior insights occur. At this point of time, the technology entity has a present right to payment from the insurance carrier for the system service performed. Therefore, revenue is recognized upon occurrence of displays of the insurance products upon effective clicks or effective responses to requests for consumer behavior insights.

Division of Corporation Finance Securities and Exchange Commission March 15, 2024 Page 11	CONFIDENTIAL

•

Provide an explanation of the contractual terms of your arrangements, identifying all promised goods and services to be provided and the related payment terms. As part of your explanation, clearly identify who performs the promised goods or services, and specify which entities are involved in these executed contracts.

In response to the Staff’s comment, the Company has provided the requested accounting analysis under ASC 606 in “Step 1: Identify the contracts with customers” above.

•

Identify and explain your determination of the performance obligations in the contract. As part of your response, explain if you have combined two or more contracts into a single contract or multiple promised goods or services into a single performance obligation. Refer to ASC 606-10-25-9 and 606-10-25-14 through 15.

In response to the Staff’s comment, the Company has provided the requested accounting analysis under ASC 606 in “Step 1: Identify the contracts with customers” and “Step 2: Identify the performance obligations in the contract” above.

•	Provide us with an analysis explaining your consideration of whether the “insurance distribution services” and “other services” are distinct goods or services. Refer to ASC 606-10-25-19 through 22.

In response to the Staff’s comment, the Company has provided the requested accounting analysis under ASC 606 in “Step 1: Identify the contracts with customers” and “Step 2: Identify the performance obligations in the contract” above.

5.

We note your disclosure beginning on page 102 that since the Company’s inception, partnered insurance carriers in general enter into both distribution service contracts and other service contracts with the Company. Please revise your disclosure to quantify the percentage of partnered insurance carriers that have entered into both distribution and service contracts with the Company.

In response to the Staff’s comment, the Company has added the requested disclosure on page 105 of the Revised Draft Registration Statement.

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Revenues, page 107

6.

We note your response to comment 8. Please revise to include a table setting forth the breakdown of insurance distribution revenue by category of insurance products (i.e., medical insurance, critical illness insurance and life insurance and others), both in absolute amounts and as percentages of the total amounts, for all periods presented. In addition, please revise to include a table setting forth the breakdown of insurance distribution revenue by short-term insurance and long-term insurance.

In response to the Staff’s comment, the following table sets forth the breakdown of insurance distribution revenue by category of insurance products and by short-term insurance and long-term insurance for the years ended December 31, 2021 and 2022. The Company respectfully requests to include the table in the Revised Draft Registration Statement in the next submission when the 2023 annual financial statements are included.

Insurance distribution services	2021		2022
	RMB’000%		RMB’000%
Short-term insurance	196,780	94.5%	292,633	87.5%
- Medical insurance	179,911	86.4%	248,337	74.3%
- Critical illness insurance	15,315	7.4%	39,149	11.7%
- Others	1,554	0.7%	5,147	1.5%
Long-term insurance	11,562	5.5%	41,622	12.5%
- Life insurance and others	11,562	5.5%	41,622	12.5%
Total	208,342	100.0%	334,255	100.0%

7.

Please revise to separately disclose, in tabular format, the different types of revenues earned under the “other services” contracts executed with the partnered insurance carriers during each of the periods presented.

In response to the Staff’s comment, the following table sets forth the different types of revenues of other services for the years ended December 31, 2021 and 2022. The Company respectfully requests to include the table in the Revised Draft Registration Statement in the next submission when the 2023 annual financial statements are included.

Division of Corporation Finance Securities and Exchange Commission March 15, 2024 Page 13	CONFIDENTIAL

Other services (system services)	2021		2022
	RMB’000%		RMB’000%
Precise marketing service	63,690	36.0%	296,134	57.5%
Analytics service	113,394	64.0%	215,671	41.8%
Other system service	—	—	3,755	0.7%
Total	177,084	100.0%	515,560	100.0%

Selling and marketing expenses, page 109

8.	We note your response to comment 10. Please revise to address, in more detail, the nature and terms of the cooperation agreements with the third-party user traffic channels.

In response to the Staff’s comment, the Company has added the requested disclosure on page 111 of the Revised Draft Registration Statement.

In addition, the Company respectfully advises the Staff that the information service fees paid by the Group to the third-party user traffic channels are mainly for the purpose of promoting the brand and reputation of the Group and directing users of the designated online platforms to the Group’s online portal.

With the direction of the Group, the third-party user traffic channels promote the brand of the Group by placing a short video which tells a story relating to insurance and Yuanbao in general (not specific to an insurance carrier or an insurance product) with a clickable link of “Find Out More” on the designated online platforms. Click of the clickable link directs users of such online platforms to the Group’s online portal. The information service fees are subject to the pricing policies of the designated online platforms. The fees charged by the designated online platforms vary based on a number of factors such as the timing of the display of the video, the location of the user and frequency of the displays of the video. The fees charged are generally not based on the number of the clicks on the clickable link.

As a result, the information service fees are not considered to be incurred for the offering of a specific service and are recognized as selling and marketing expenses under “Operating costs and expenses” in the Group’s consolidated statement of operations and comprehensive loss.

Note 2. Significant Accounting Policies

Note p). Revenue Recognition

Contract Liabilities, page F-22

9.

Please revise to separately discuss each of the specific activities which resulted in the recognition of contract liabilities during the periods presented, as it relates to both insurance distribution and other services. Also, revise to disclose the contract liabilities applicable to insurance distribution and other services separately for the periods presented.

The Company respectfully advises the Staff that the contract liabilities balance were primarily cash payments from insurance carriers received in advance of satisfying the Group’s performance obligations of insurance distribution services or other services. The following table sets forth the contract liabilities applicable to insurance distribution services and other services separately as of December 31, 2021 and 2022, respectively. The Company respectfully requests to include the table in the next submission when the 2023 annual financial statements are included.

Contract Liability	December 31, 2021	December 31, 2022
	RMB’000	RMB’000
Insurance distribution services	76,057	43,593
Other services	40,992	2,844
Total	117,049	46,437

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* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 18610495593 (cell), or Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,
/s/ Steve Lin
Steve Lin

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer
Huirui Wan, Chief Financial Officer
Justin You Zhou, Esq., Partner, Kirkland & Ellis International LLP
Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP
Daying Zhang, Esq., Partner, Latham & Watkins LLP